The Brainy Brands Company, Inc.
460 Brogdon Road, Suite #400
Suwanee, GA 30024

December 9, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:   Steve Lo, Staff Accountant

Re:	The Brainy Brands Company, Inc.
Item 4.01 Form 8-K
Filed December 2, 2011
File No. 000-54344

Ladies and Gentlemen:

Please accept this letter as The Brainy Brands Company, Inc.’s (the “Company”) response to the comments of the reviewing Staff of the Securities and Exchange Commission (the “Staff”) in connection with the above referenced filing as set forth in the comment letter of December 8, 2011.

1.	Please amend your report to address the following:

•
We note from your disclosure that during the years ended December 31, 2010 and 2009 and during the period subsequent to December 31, 2010, there were no disagreements with your former accountants. Please revise to clarify whether there were disagreements "during any subsequent interim period preceding the date of the resignation of your former accountant" as required by Item 304(a)(I)(iv) of Regulation S-K.

•
We note from your disclosure that you did not consult with RRBB. Please revise to specify the period as required by Item 304(a)(2) of Regulation S-K. In this regard, specify for the two most recent years and any subsequent interim period prior to engaging your new accountant.

Response:

The 8-K has been amended in accordance with the Staff’s comment.

2.	Please obtain and file an updated Exhibit 16 letter from the former accountant stating whether the accountant agrees with the statements made in your amended Form 8-K.

Response:

An updated Exhibit 16.1 has been filed in accordance with the Staff’s comment.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very Truly Yours,

/s/ John Benfield

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